---------------------
                                                               OBM APPROVAL
                             UNITED STATES                ---------------------
                  SECURITIES AND EXCHANGE COMMISSION      OMB Number:3235-0058
                         Washington, DC 20549             Expires:April 30, 2009
                                                          Estimated average
                              FORM 12b-25                            burden
                                                          hours per response2.50
                                                          ---------------------
                      NOTIFICATION OF LATE FILING           SEC FILE NUMBER
                                                                  000-51546
                                                          ---------------------
                                                              CUSIP NUMBER
                                                               00516Q 20 8

(Check One):      [_] Form 10-K    [_] Form 20-F     [_] Form 11-K
                  [X] Form 10-Q    [_] Form N-SAR    [_] Form N-CSR

               For Period Ended:   June 30, 2006

      [_] Transition Report on Form 10-K
      [_] Transition Report on Form 20-F
      [_] Transition Report on Form 11-K
      [_] Transition Report on Form 10-Q
      [_] Transition Report on Form N-SAR
            For the Transition Period Ended:  _________________________



--------------------------------------------------------------------------------
  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
--------------------------------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I -- REGISTRANT INFORMATION Ad.Venture Partners, Inc.
--------------------------------------------------------------------------------
(Full Name of Registrant)

N/A
--------------------------------------------------------------------------------
(Former Name if Applicable)

360 Madison Avenue, 21st Floor
--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

New York, NY 10017
--------------------------------------------------------------------------------
(City, State and Zip Code)

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

          (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K Form N-SAR or Form N-CSR, or portion thereof,
      |X| will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

In response to recent comments made by the Securities and Exchange Commission to other similar blank check companies, we are reexamining the classification of the warrants issued as part of the units sold in our initial public offering and the unit purchase option issued to the underwriters in our initial public offering under Emerging Issues Task Force No. 00-19 "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock" ("EITF 00-19"). As a result, we have been unable to complete our Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 within the prescribed timeframe.

(Attach extra Sheets if Needed)
PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

        Ilan Slasky                212                      703-7241
    --------------------- ---------------------- -------------------------------
           (Name)               (Area Code)             (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes |X| No |_|

--------------------------------------------------------------------------------


 (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                            Yes |X|     No |_|

   If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

   If we determine that the warrants or the unit purchase option should be reclassified as derivative liabilities, then we would expect that our financial statements for the quarter ended June 30, 2006, to be reported in the Quarterly Report on Form 10-Q to which this filing relates, would reflect significant changes, including derivative liabilities in respect of those securities and a gain or loss on derivative liabilities in our statement of operations.


--------------------------------------------------------------------------------

                        Ad.Venture Partners, Inc.
               (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.
--------------------------------------------------------------------------------


Date  August 15, 2006                By  /s/  Ilan M. Slasky
     -------------------------         --------------------------------


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
--------------------------------------------------------------------------------

   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001).
--------------------------------------------------------------------------------